Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

August 31, 2017

                 Linde and Praxair:A Compelling Combination    August 31, 2017

Linde and Praxair: A Compelling Combination

Strategic

- Leverages unique strengths of each company to create a global industrial gas leader
  – *Linde's engineering & technology and Praxair's operational excellence*
- Establishes strong positions in all key geographies and end-markets
  – *More balanced and diverse global portfolio*
- Increases exposure to long term macro growth trends
  – *Healthcare, emerging markets, clean energy, digitalization*

Financial

- Considerable value through ~$1.2 B in annual cost & capex synergies and efficiencies
- Strong balance sheet and cash flow with financial flexibility to invest in future growth
- Combined pro-forma revenue of ~$29 B[1] and current market value of over $73 B

[1] 2016 pro forma sales without adjustment for potential divestitures and regulatory limitations

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Creating A Global Industrial Gas Leader…

Industrial Gas Landscape[1] ($ B)


Captive
38*
Air Liquide
creative oxygen
22
THE LINDE GROUP
PRAXAIR
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29
AIR PRODUCTS
8
MESSER
Gases for Life
MITSUBISHI CHEMICAL
AIR WATER INC.
Yingde Gases
Iwatani
SOL
Others[3]
25*

Sales By Geography[2]


Americas
~$12 B
EMEA
~$8 B
Other
~$3 B
Asia/Pacific
~$6 B

… Across a much broader global footprint

[1] Sales based on 2016 public filings. Air Liquide includes 12 months of Airgas acquisition and related divestments. Air Products excludes Materials Technologies
[2] 2016 pro forma sales without adjustment for potential divestitures and regulatory limitations
[3] Others: includes independents
* Source: Gasworld Captive: customer owned plant

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Leverages Complementary Strengths…

	THE LINDE GROUP	PRAXAIR Making our planet more productive
Core Competencies	• Engineering & Technology	• Operational excellence
Product Lines	• HyCO • Large ASUs	• Standardized ASUs • Non-cryo
End-Markets	• Chemicals & Energy – H_2, LNG, CCS, EOR • Healthcare	• Petrochemicals – US Gulf Coast • Metals
Geographies	• EMEA • Asia/Pacific	• North America • South America

…Which are unique and proven with long-standing leadership

ASU – Air separation unit(s)
HyCo – Syngas plants
CCS – Carbon capture storage
LNG – Liquefied natural gas
EOR – enhanced oil recovery

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       Establishes A More Balanced Portfolio…      …With strong positions in key geographies and end-markets  1 Based on 2016 public filings and pro forma sales without adjustment for potential divestitures and regulatory limitations.2 Includes cylinder and other services    Geography1 End-Markets1    Supply Mode1            Americas EMEAAsia/Pacific Other          On-site Bulk Cylinder2 Other              Chemicals & Energy Manufacturing HealthcareMetals & Glass Food & Beverage  Electronics Other                    43%  26%  21%  10%                            19%  18%  17%  13%  7%7%  19%                25%  5  28%  37%  10%

Combination Would Yield ~ $1.2 B Synergies & Efficiencies…

Cost Synergies & Efficiencies[1]


~$1.2 B
Capex
~$0.2 B
Cost
~$1.0 B
COGS
SG&A
Supply Chain / Other

- Time to achieve ~ 3 years after closing
- Cost to implement ~ $1.0 B

Cost Synergies & Efficiencies[1]
~ $1.0 B

- Corporate right-sizing
- Operational optimization
- Includes existing cost reduction programs
- Productivity
- Procurement

\+

Capex Synergies[1]
~ $0.2 B

- Efficient asset utilization
- Procurement
- Maintenance capex optimization

\+

Growth Synergies
++ B

[1] Based on 2016 financials of Linde and Praxair. Synergies and cost efficiencies have been adjusted for potential divestitures.

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…And Create Value For All Stakeholders

- ✓ Deep & innovative product offerings
- ✓ Broader end-market applications
- ✓ Cost efficient solutions

- ✓ Comprehensive products & services
- ✓ Wider global reach / accelerated deployment
- ✓ Further enhanced supply reliability



Enhanced Technology Capability
Superior Customer Offerings
Stronger Enterprise For All Stakeholders
More Sustainable Enterprise
Stronger Financials

- ✓ Shared values… safety, integrity, community
- ✓ Employer of choice
- ✓ Environmental stewardship

- ✓ Higher cash flow & stronger balance sheet
- ✓ Greater flexibility to invest in future growth
- ✓ Increased shareholder distributions

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Strong Balance Sheet and Cash Flow

2016 Financials ($ B)

	Combined[1]	Targeted Savings[3]	Total[4]
Sales	$28.7		$28.7
Adj. EBITDA[2]	$8.0	$1.0	$9.0
Adj. EBITDA Margin[2]	28.1%		31.5%
Operating Cash Flow	$6.1	$0.7	$6.8
Capex	($3.4)	$0.2	($3.2)
Free Cash Flow[2]	$2.7	$0.9	$3.6
Net Debt/Adj. EBITDA[2]	2.1		1.9

Greater flexibility for growth investments and shareholder distributions

[1] Based on Linde and Praxair's consolidated financial statements combined for pro forma purposes. See appendix

[2] Non-GAAP and non-IFRS measure. See Appendix for reconciliation

[3] Excluding savings attributable to divestitures and estimated one-time cost of approximately $1.0B (including approximately $0.2B of estimated transaction costs) to achieve these savings. Operating cash flow of $0.7B represents the $1.0B of Adj. EBITDA savings after taking into account the assumed pro forma effective tax rate

[4] Illustrates the full run-rate targeted savings based on combined 2016 results. Excludes any potential divestitures and regulatory limitations and assumes all other items including pro forma effective tax rate remains unchanged. Not indicative of future results of combined business; provided as illustrative example only

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Integration and Execution

- Established integration framework
  - Joint integration committee with executive oversight
  - Synergy targets aligned
  - Agreed-upon priorities
- Lay the foundation for the new company
  - Guiding principles: one team, one vision, one operating model, shared values
  - Performance-driven culture
- Minimal distraction for vast majority of people and operations
  - Homogenous products with local management structures

Preparing for a successful integration

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           Regulatory Review  and On-going Integration Planning  Key Next Steps and Timeline                                                Board approvals / BCA signed  Start of tender period for the German Exchange Offer  Praxair special shareholder meeting  Regulatory approval / expected closing    Jun 1 2017    Aug 15 2017    Sept 27 20171    H2 2018    End of German Exchange Offer acceptance period    Oct 24 2017  10  1 Record date: 08 Aug 2017

       Praxair Special Shareholder Meeting Voting Items  11  The Praxair Board of Directors unanimously recommends that Praxair shareholders vote:(1) “FOR” the business combination proposal;  “FOR” the non-binding advisory distributable reserves creation proposal;Under Irish law, dividends may be paid (and share repurchases must generally be funded) only out of so called “distributable reserves”Distributable reserves generally means the accumulated realized profits of Linde plc less accumulated realized losses of Lindeplc and includes reserves created by way of capital reductions“FOR” the non-binding advisory executive compensation proposal; andCompensation that may become payable to Praxair’s named executive officers in connection with the business combination  (4) “FOR” the special shareholder meeting adjournment/postponement proposal

Reasons to Tender Linde AG Shares as Soon as Possible

- In the German exchange offer, Linde plc has established a minimum acceptance threshold of 75%, which needs to be reached by 24 October 2017, to consummate the transaction
  - If the 75% threshold is not reached, the deal may fail
- Reasons to tender early
  - Significant portion of Linde shares are held by passively managed funds that can only tender their shares after certain thresholds have been reached; achieving these thresholds early provides sufficient time for passively managed funds to tender
  - For certain exchange traded options (e.g. EUREX), the underlying will only be swapped to the tendered line after certain thresholds have been reached
  - Provides Linde plc and the market with better visibility on the overall development of the tender
  - Increases prominence of tendered share versus ordinary share to help alleviate market concerns regarding liquidity

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       Antitrust Filings Update  13  The business combination is subject to review by antitrust authorities in approximately 24 jurisdictions:European Union: Parties engaged in pre-notification phase with the EU CommissionUnited States: Notifications were filed by Linde AG and Praxair in July 2017 with the FTC. Each company received a second request in August from the FTC and responses are in progress.China, India and South Korea: Notifications submitted in mid-August 2017Brazil, Canada, Mexico and Russia: Formal filings intended to be made in mid-Sept. 2017In addition, antitrust filings are being made in other jurisdictions

 Appendix  14

       Ways for Linde AG Shareholders to Support the Transaction  15  Tender Linde AG shares as soon as possibleLinde AG shareholders that have tendered should proactively confirm this to Linde plcAs the acceptance process via the custodian banks is on a “no name” basis, Linde plc consequently has no visibility as to which shareholders have tendered their sharesIf investors proactively confirm the tendering of their shares, Linde plc and the market will benefit from the additional visibilityPlease email the confirmation of having tendered your shares to investorrelations@linde.com or by fax to +49 (89) 35757-1398, ideally with the below statement:I hereby confirm that [Shareholder] has tendered the Linde Aktiengesellschaft shares that it [holds or manages and controls] in the exchange offer by Linde plc. [Shareholder] hereby consents to disclosure of the foregoing by Linde Aktiengesellschaft, Linde plc and their affiliates.[Signed], [Name], [Title]

Key Terms Of The Combination

Structure	• All-stock merger transaction • Linde shareholders to receive 1.540 shares in Linde plc for each Linde AG share exchanged • Praxair shareholders to receive one share in Linde plc for each Praxair share • Linde and Praxair shareholders each own approximately 50% of Linde plc – Assumes 100% of Linde shareholders tender into the exchange offer
Incorporation & Name	• Linde plc incorporated in Ireland - a neutral European Economic Area (EEA) country • Retain Linde's name globally
Governance	• Equal representation from Linde and Praxair on Linde plc's Board of Directors • Wolfgang Reitzle, Chairman of the Board • Stephen Angel, CEO and Director
Organization	• CEO based in Danbury, CT • Corporate functions appropriately split between Danbury, CT and Munich, Germany
Stock Exchanges & Credit Rating	• Linde plc listed on and tradable on the New York and Frankfurt Stock Exchanges • Seek inclusion in key indices (S&P 500 & DAX 30) • Commitment to a strong investment grade credit rating

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High Profile Linde plc Board (1/3)

	Name	Age	Biographical Information
	**Prof. Dr. Wolfgang Reitzle** ***Chairman***	68	• Former President and Chief Executive Officer of Linde AG and Chairman of the Supervisory Board of Linde since 2016; – Chairman of the Mediation, Standing and Nomination Committees • Current Chairman of the Supervisory Board of Continental and Medical Park, a member of the Supervisory Board of Axel Springer and Ivoclar Vivadent
	**Stephen F. Angel** ***CEO***	61	• Chairman and CEO of Praxair since 2007 • Director at PPG Industries, where he serves on the Officers-Directors Compensation Committee and is the Chairman of the Technology and Environment Committee • Director at the U.S.-China Business Council
	**Prof. DDr. Ann-Kristin Achleitner**	51	• Member of the Supervisory Board of Linde since 2011 • Professor at TU Munich, Chair of Entrepreneurial Finance • Member of the Supervisory Board of Deutsche Börse and Munich Re and a director at ENGIE
	**Dr. Clemens Börsig**	69	• Member of the Supervisory Board of Linde since 2006 – Chairman of the Audit Committee • Member of the Supervisory Board of Daimler, a director at Emerson Electric Company and Chairman of the Board of Directors of the Deutsche Bank Foundation

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High Profile Linde plc Board (2/3)

	Name	Age	Biographical Information
	**Dr. Nance K. Dicciani**	69	• Director at Praxair since 2008 – Chairperson of the Technology, Safety and Sustainability Committee • Director at AgroFresh Solutions, LyondellBasell Industries and Halliburton
	**Dr. Thomas Enders**	58	• Member of the Supervisory Board of Linde since 2017 • CEO of Airbus since 2012 • Chairman of the Supervisory Board of Airbus Defence and Space and President of Airbus SAS
	**Franz Fehrenbach**	68	• Member and Second Deputy Chairman of the Supervisory Board of Linde since 2013 and 2017, respectively • Chairman of the Supervisory Board of Bosch, Deputy Chairman of the Supervisory Board of STIHL and a member of the Supervisory Board of BASF
	**Edward G. Galante**	66	• Director at Praxair since 2007 – Chairman of the Compensation & Management Development Committee • Lead Independent Director at Celanese and a director at Tesoro and Clean Harbors

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High Profile Linde plc Board (3/3)

	Name	Age	Biographical Information
	**Larry D. McVay**	69	• Director at Praxair since 2008 – Chairman of the Finance & Pension Committee • Principal of Edgewater Energy and retired Chief Operating Officer of TNK-BP Holding • Director at Chicago Bridge & Iron Company and Callon Petroleum Company
	**Dr. Victoria Ossadnik**	49	• Member of the Supervisory Board of Linde since 2016 • Vice President Enterprise Services Delivery at Microsoft Deutschland
	**Martin H. Richenhagen**	65	• Director at Praxair since 2015 • President and CEO of AGCO since 2004 and Chairman of the Board of Directors of AGCO since 2006 • Director at PPG Industries
	**Robert L. Wood**	63	• Director at Praxair since 2004, Lead Director since 2013 – Chairman of the Governance & Nominating Committee • Director at Univar and MRC Global

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Shared History and Heritage

Linde

- Carl Linde founds "Gesellschaft für Linde's Eismaschinen" in Wiesbaden
- Carl Linde successfully liquefies atmospheric air; and receives a patent
- Linde Air Products formed in US
- Linde Air Products sold to Union Carbide
- Regained rights to the name "Linde" in the US
- Acquired Swedish gas company AGA
- Acquired UK based BOC Group
- Acquired US based Lincare

1879 | 1875 1895 | 1907 | 1917 | 1972 1987 | 1992 | 1995 | 1999 | 2000 | 2004 | 2006 | 2012 | 2013 | 2016 | ***Linde Praxair Merge***

- Acquired Yara CO2
- Acquired US based $NuCO_2$
- Acquired Messer's Germany business
- Acquired Liquid Carbonic
- Formation of Praxair – spun off Linde division from UCC
- Linde Homecare Medical Systems formed in UCC; Sale of Linde's Homecare business as Lincare
- Formation of Union Carbide (UCC); UCC takes over Linde's US business

Praxair

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Non-GAAP Reconciliations

Adjusted EBITDA, Adjusted EBITDA Margin[1]	Combined ($ M)
Net income from continuing operations(including noncontrolling interests)	2,623
Add: cost reduction program and other charges (pre-tax)	224
Add: interest expense - net (including bond redemption)	390
Add: income taxes	865
Add: depreciation and amortization	3,944
Adjusted EBITDA	**8,046**
Sales	28,682
Adjusted EBITDA Margin	**28.1%**
Free Cash Flow[2]	
Operating cash flow	6,152
Less: capital expenditures	(3,414)
Free Cash Flow	**2,738**
Debt-To-Adjusted EBITDA Ratio[3]	
Beginning net debt	17,546
First quarter ending net debt	17,134
Second quarter ending net debt	17,830
Third quarter ending net debt	17,150
Year-end ending net debt	16,666
Five-quarter average net debt	17,265
Debt-to-adjusted EBITDA ratio	**2.1x**

[1] Based on Linde and Praxair's consolidated financial statements combined for pro forma purposes including estimated income adjustments for US GAAP and purchase accounting. Linde's amounts translated using the EUR/USD exchange rates: Statement and Cash Flow (1.1069) and Balance Sheet (1.0517).

[2] Combined free cash flow is calculated as follows ($ M):

	Operating Cash Flow	Capital Expenditures	Free Cash Flow
Linde (as reported)	3,763	(1,949)	1,814
Praxair (as reported)	2,773	(1,465)	1,308
US GAAP adjustment*	(384)	-	(384)
Total	6,152	(3,414)	2,738

* Reflects an adjustment related to interest payments, which are classified as a financing activity under IFRS and as an operating activity under US GAAP.

[3] Net debt includes total debt less cash and cash equivalents and securities as reported in Linde and Praxair's consolidated financial statements.

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Important Information to Investors and Security Holders  22  Additional Information and Where to Find ItIn connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with theU.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Lindeshares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017 and published by Linde plc on August 15, 2017. The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE THEYCONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.Participants in SolicitationPraxair, Linde, Linde plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.Forward-looking StatementsThis communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde plc may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde plc’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde plc’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s Web site at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde plc has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde plc on the date hereof, and each of Linde, Praxair and Linde plc disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

 Linde Investor ContactBernard Wang bernard.wang@linde.com+49 89 35757 1328  Praxair Investor ContactJuan Pelaez Juan_Pelaez@praxair.com+1 203 837 2213  www.lindepraxairmerger.com